UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13-G


                    Under the Securities Exchange act of 1934
                    (Amendment No. 11) *


                         The Quick & Reilly Group, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                         (Titles of Class of Securities)


                                  748376  10 0
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement \ \
(A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     Leslie C. Quick, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a). \ \
     (b). \ \

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION


     United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER                                      1,578,759

6    SHARED VOTING POWER                                      292,986

7    SOLE DISPOSITIVE POWER                                 1,578,759

8    SHARED DISPOSITIVE POWER                                 292,986

9    AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                               1,871,745

10   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW \ \ (9) EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      17.5%

12   TYPE OF REPORTING PERSON *                             IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1    (a). Name of Issuer

               The Quick & Reilly Group, Inc.

          (b). Address of Issuer's Principal Executives Offices

               230 South County Road, Palm Beach, Florida 33480

Item 2    (a). Name of Person Filing

               See item 1 of the second part of the cover page.

          (b). Address of Principals Business Office or, if none, Residence

               The Quick & Reilly Group, Inc.
               230 South County Road
               Palm Beach, FL 33480

          (c). Citizenship

               See Item 4 of the second part of the cover page.

          (d). Title of Class of Securities

               Common Stock, par value $.10 per share.

          (e). CUSIP Number

               748376 10 0

Item 3    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
	         check whether the person filing is a:

          (a). \ \  Broker or dealer registered under Section 15 of the Act,

          (b). \ \  Bank as defined in Section 3(a) (6) of the Act,

          (c). \ \  Insurance Company as defined in Section 3 (a) (19) of the
                    Act,

          (d). \ \ Investment Company registered under Section 8 of the Investment Company Act,

          (e). \ \ Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

          (f). \ \ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b) (1) (ii) (F),

          (g). \ \  Parent Holding Company, in accordance with Rule 13d-1(b)ii)
                    (G); see item 7,

          (h). \  \ Group, in accordance with Rule 13d-1 (b)(1)(ii) (H).


Item 4    Ownership

          (a)  Amount Beneficially Owned

               See Item 9 of the second part of the cover page.

          (b)  Percent of Class

               See item 11 of the second part of the cover page.

          (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:
                         See Item 5 of the second part of the cover page.

               (ii)      shared power to vote or to direct the vote:
                         See Item 6 of the second part of the cover page.

               (iii)     sole power to dispose or to direct the disposition of:
                         See Item 7 of the second part of the cover page.

               (iv) shared power to dispose or to direct the disposition of:
                         See Item 8 of the second part of the cover page.

Item 5    Ownership of Five Percent or Less of a Class

          Not applicable.



Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Leslie C. Quick, Jr. is a co-trustee of the Quick & Reilly, Inc. Retirement Trust, the U.S. Clearing Corp. Retirement Trust, Leslie C. Quick, Jr. and Regina A. Quick Charitable Trust Foundation and the LCQ JR. Grantor Trust (collectively, the "Trusts") which have been the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 157,569, 39,375, 32,480 and 63,562, respectively, of the securities with respect to which this statement relates.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By Parent Holding Company.

          Not applicable.

Item 8    Identification and Classification of Members of the Group

          Not applicable.

Item 9    Notice of Dissolution of Group

          Not applicable.

Item 10   Certification

          Not applicable.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/Leslie C. Quick, Jr.                                               1/24/94
Leslie C. Quick, Jr.                                                  Date


Leslie C. Quick, Jr. disclaims beneficial ownership of all securities owned or held by the Trusts.